

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

<u>Via E-Mail</u>
Mr. Efstratios Desypris
Chief Financial Officer
Navios Maritime Partners L.P.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Partners L.P.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 001-33811**

Dear Mr. Desypris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2011</u>

<u>Item 5. Operating and Financial Review and Prospects, page 44</u>

<u>Operating Results, page 49</u>

1. We note your disclosure on pages 51 and 52 of the measure "operating surplus" for the year ended December 31, 2011, 2010, and 2009. You also disclose that this is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership's ability to make quarterly cash distributions. In light of the fact that this is a non-GAAP financial measure, please revise to include the disclosures required by Item 10(e) of Regulation S-K. Please provide a draft of your proposed revised disclosure as part of your response to us.

Critical Accounting Policies, page 62

2. We note the disclosure indicating that as of December 31, 2011, the aggregate carrying value of 11 vessels in your fleet (including the carrying value of the time charter, if any, on the specified vessel) exceeded their estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $99.3 million. In order to provide investors with additional information as to trends that could potentially impact your future results of operations, please revise future filings to include a comparative analysis of how the carrying values of your vessels compare to the fair market value of such vessels as of each balance sheet date presented in your financial statements.

Critical Accounting Policies, page 86
Impairment of Long-lived Assets

3. We note from the discussion in the critical accounting policies section of MD&A that the undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed fleet days for Navios Partner's remaining charter agreement rates and an estimated daily time charter equivalent for the unfixed days based on a combination of the Navios Partners' remaining charter agreement rates and the 10-year average historical one year time charter rate, adjusted for outliers over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires. As shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008 as you have disclosed in the risk factor included on page 4 of your Form 20-F, please consider revising future filings to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the Company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

4. In a related matter, please tell us and revise your critical accounting policy disclosure to explain how the ten year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

Exhibits, page 95

5. Please file the Acquisition Omnibus Agreement as discussed on page 74 as an exhibit to a subsequent Exchange Act report and confirm to us that you will include it as an exhibit to your next annual report on Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Max Webb at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief